SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)*

Castle Brands Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

148435100
(CUSIP Number)

Steven D. Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida 33137
Telephone: (305) 575-6015
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D/A	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 729,776 (1)
	8	SHARED VOTING POWER 49,580,103 (2)(3)
	9	SOLE DISPOSITIVE POWER 729,776 (1)
	10	SHARED DISPOSITIVE POWER 49,580,103 (2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,309,879 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.3% (4)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)  Includes vested warrants and options to purchase 130,000 Common Shares (as defined herein).
(2)  Includes (i) 23,132,355 Common Shares held by the Gamma Trust (as defined herein), (ii) 11,293,304 Common Shares issuable upon conversion of 3,433.1644 shares of Series A Preferred Stock (as defined herein) held by the Gamma Trust and (iii) 5,646,654 Common Shares issuable upon the exercise of vested Warrants (as defined herein) held by the Gamma Trust.  Does not include Common Shares issuable as dividends on the Series A Preferred Stock upon its conversion or a Liquidation of the Issuer, which dividends accrue at the rate of 10% per annum.
(3)  Includes (i) 9,370,790 Common Shares held by the Nevada Trust (as defined herein) and (ii) vested warrants to purchase 137,000 Common Shares held by the Nevada Trust.
(4)  The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date, (ii) 130,000 Common Shares to be issued upon the exercise of vested warrants and options held by the Reporting Person, (iii) 137,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust, (iv) 11,293,304 Common Shares issuable upon conversion of 3,433.1644 shares of Series A Preferred Stock held by the Gamma Trust and (v) 5,646,654 Common Shares issuable upon the exercise of vested Warrants held by the Gamma Trust.  Does not include Common Shares issuable as dividends on the Series A Preferred Stock upon its conversion or a Liquidation of the Issuer, which dividends accrue at the rate of 10% per annum.

CUSIP No. 148435100	13D/A	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,072,313 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,072,313 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,072,313 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 32.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1) Includes (i) 23,132,355 Common Shares held by the Gamma Trust, (ii) 11,293,304 Common Shares issuable upon conversion of 3,433.1644 shares of Series A Preferred Stock held by the Gamma Trust and (iii) 5,646,654 Common Shares issuable upon the exercise of vested Warrants held by the Gamma Trust.  Does not include Common Shares issuable as dividends on the Series A Preferred Stock upon its conversion or a Liquidation of the Issuer, which dividends accrue at the rate of 10% per annum.
(2)  The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date, (ii) 11,293,304 Common Shares issuable upon conversion of 3,433.1644 shares of Series A Preferred Stock held by the Gamma Trust and (iii) 5,646,654 Common Shares issuable upon the exercise of vested Warrants held by the Gamma Trust.  Does not include Common Shares issuable as dividends on the Series A Preferred Stock upon its conversion or a Liquidation of the Issuer, which dividends accrue at the rate of 10% per annum.

CUSIP No. 148435100	13D/A	Page 4 of 7 Pages

1		NAMES OF REPORTING PERSONS Frost Nevada Investments Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,507,790 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,507,790 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,507,790 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)  Includes vested warrants to purchase 137,000 Common Shares.
(2)  The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Nevada Trust by the Issuer on such date and (ii) 137,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust.

CUSIP No. 148435100	13D/A	Page 5 of 7 Pages

SCHEDULE 13D/A

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Phillip Frost, M.D., an individual (“Frost”), Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), and Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”, and together with the Gamma Trust, the “Trusts”; and the Trusts, together with Frost, each a “Reporting Person” and together the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2008, as amended by Amendment No. 1 to Schedule 13D filed on October 22, 2008 with the SEC, Amendment No. 2 to Schedule 13D filed on February 20, 2009 with the SEC, Amendment No. 3 to Schedule 13D filed on May 27, 2009, Amendment No. 4 to Schedule 13D filed on July 6, 2010 and Amendment No. 5 to Schedule 13D filed on June 20, 2011, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The source of funds for the acquisition of the Series A Preferred Stock and Warrants acquired by the Gamma Trust on October 14, 2011 was the $600,000 initial aggregate principal amount Temporary Note acquired by the Gamma Trust pursuant to the Affiliate Purchase Agreement (the “Gamma Trust Temporary Note”) and the Existing Gamma Trust Debt.

Item 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

On October 14, 2011, the Issuer completed the transactions contemplated by the Affiliate Purchase Agreement and the Exchange Agreement.  In connection therewith, the Gamma Trust received 3,433.1644 shares of Series A Preferred Stock and Warrants to purchase 5,646,654 Common Shares in exchange for the Existing Gamma Trust Debt and the Gamma Trust Temporary Note.

Item 5.   Interest in Securities of the Issuer

(a) and (b)             Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Persons beneficially own Common Shares as follows:

Name	Number of Common Shares		Sole or Shared Voting		Sole or Shared Dispositive		% of Total Outstanding
Phillip Frost, M.D.	729,776	(1)	Sole		Sole		0.7	%(2)
	49,580,103	(3)(4)(5)(6)	Shared	(5)(6)	Shared	(5)(6)	39.8	%(7)
Total:	50,309,879	(1)(3)(4)(5)(6)					40.3	%(8)

Frost Gamma Investments Trust	40,072,313	(3)(5)	Shared	(5)	Shared	(5)	32.2	%(9)

Frost Nevada Investments Trust	9,507,790	(4)(6)	Shared	(6)	Shared	(6)	8.8	%(10)

CUSIP No. 148435100	13D/A	Page 6 of 7 Pages

(1) Includes vested warrants and options to purchase 130,000 Common Shares.
(2) The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date and (ii) 130,000 Common Shares to be issued upon the exercise of vested warrants and options held by Frost.
(3) Includes (i) 23,132,355 Common Shares held by the Gamma Trust, (ii) 11,293,304 Common Shares issuable upon conversion of 3,433.1644 shares of Series A Preferred Stock held by the Gamma Trust and (iii) 5,646,654 Common Shares issuable upon the exercise of vested Warrants held by the Gamma Trust.  Does not include Common Shares issuable as dividends on the Series A Preferred Stock upon its conversion or a Liquidation of the Issuer, which dividends accrue at the rate of 10% per annum.
(4) Includes (i) 9,370,790 Common Shares held by the Nevada Trust and (ii) vested warrants to purchase 137,000 Common Shares held by the Nevada Trust.
(5) Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust.  Frost is one of two limited partners of Frost Gamma Limited Partnership.  The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(6) Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust.  Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.
(7) The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date (ii) 137,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust, (iii) 11,293,304 Common Shares issuable upon conversion of 3,433.1644 shares of Series A Preferred Stock held by the Gamma Trust and (iv) 5,646,654 Common Shares issuable upon the exercise of vested Warrants held by the Gamma Trust.
(8) The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date, (ii) 130,000 Common Shares to be issued upon the exercise of vested warrants and options held by Frost, (iii) 137,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust, (iv) 11,293,304 Common Shares issuable upon conversion of 3,433.1644 shares of Series A Preferred Stock held by the Gamma Trust and (v) 5,646,654 Common Shares issuable upon the exercise of vested Warrants held by the Gamma Trust.
(9) The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date (ii) 11,293,304 Common Shares issuable upon conversion of 3,433.1644 shares of Series A Preferred Stock held by the Gamma Trust and (iii) 5,646,654 Common Shares issuable upon the exercise of vested Warrants held by the Gamma Trust.
(10) The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date and (ii) 137,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust.

(c)           Item 5(c) is hereby deleted in its entirety and replaced with the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

CUSIP No. 148435100	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 26, 2011

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name:	Phillip Frost, M.D.
Title:	Trustee

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name:	Phillip Frost, M.D.
Title:	Trustee